Exhibit 10.1
[VANTIV LETTERHEAD]

August 9, 2013

Daniela Mielke
2570 Purisima Creek Road
Half Moon Bay, CA 94019

Dear Daniela:

This letter agreement contains the terms of your employment with Vantiv, LLC (together with Vantiv Holding, LLC and Vantiv, Inc., the “Company”), in the position of Chief Strategy Officer, reporting to the Company’s President and Chief Executive Officer, Charles Drucker. The terms of your employment, including the initial equity awards described below and your appointment as an Executive Officer of Vantiv, Inc., are subject to the approval of the Board of Directors (the “Board”) of Vantiv, Inc. and/or its Compensation Committee (the “Committee”). This offer has been discussed with the Board and the Committee and I do not anticipate any issues regarding obtaining formal approvals.

Start Date: Your start date is Monday, September 23, 2013.

Base Salary: Your base salary will be $350,000 per year (“Base Salary”). Your Base Salary shall be payable in regular installments consistent with the Company’s payroll practices in effect from time to time, and the Company shall withhold from your Base Salary all applicable deductions required by law and as elected by you. Your Base Salary is subject to annual review and adjustments by the Board or the Committee.

Annual Bonus: You are eligible to participate in the Company’s annual incentive plan, with a current target annual bonus opportunity equal to seventy-five percent (75%) of your Base Salary, pro-rated for 2013 based on your Start Date. The actual payout, if any, for any given year will be at the sole discretion of the Board or the Committee and subject to the terms and conditions of the Company’s incentive plan for that given year and the applicable performance measures, and will be further based upon the extent to which the applicable performance goals established by the Board or the Committee are satisfied. For 2013 you will be guaranteed a minimum bonus payout of $175,000 which could be higher based on the Company’s and your individual performance.

Equity Awards: Initial Awards. You will receive a restricted stock unit award with a value equal to $1,000,000 on the date of the grant. The award will vest in four equal annual installments beginning on the first anniversary of the grant date, subject to your continued service on each such date. The grant date of this award will be the date of the first regular meeting of the Compensation Committee occurring after your first day of employment. The Committee's next regular meeting is scheduled for October 2013. You will receive a second restricted stock unit award with a value equal to $400,000 on the date of the Committee’s first regular meeting in 2014. This award will also vest in four equal annual installments beginning on the first anniversary of its grant date. The awards will be made pursuant to the Vantiv, Inc. 2012 Equity Incentive Plan or successor plan and are further conditioned upon your review and acceptance of Vantiv’s electronic RSU Agreement that will be delivered via Vantiv’s stock plan administrator, UBS. The RSU Agreement will include non-solicitation and non-compete provisions.

Subsequent Awards. Commencing with the award cycle in 2014, you will be eligible for annual grants of equity awards or other long-term incentive awards in amounts and on terms and conditions approved by the Board or the Committee. While there can be no guarantee, it is expected that positions at your level will typically be eligible to receive additional equity grants on an annual basis.

Severance Pay: You will be a participant in the Company's Executive Severance Plan. The Executive Severance Plan will provide you a severance benefit of up to 1 year of salary plus target bonus, subject to certain conditions and compliance with certain restrictive covenants. The terms and conditions of your participation in the Executive Severance Plan are set forth more fully in the plan document as in effect from time to time. Your execution of this offer letter shall constitute your acceptance and agreement to the restrictive covenants set forth in the Executive Severance Plan.

Benefits: You will become eligible for employee benefits with Vantiv after 30 days of employment. Information regarding benefits and enrollment information will be provided to you on or shortly after your first day of employment.

You will be eligible to defer 1 percent to 80 percent of your eligible earnings to our 401 (k) Plan after 30 days of employment, subject to IRS limitations. Vantiv will match 100 percent of the first 3 percent deferred on a pre-tax basis and 50 percent of the next 3 percent deferred on a pre-tax basis. Additional information on this 401 (k) Plan is explained in our benefits summary. The

401 (k) Plan, compensation plans, and benefits discussed above are governed and controlled by the formal plan documents.

Paid Time Off (PTO): You will be eligible for 22 PTO days annually pursuant to the Vantiv’s PTO policy. Current year PTO will be prorated accordingly. Use of PTO is governed by the Vantiv’s PTO policy.

Employment Screening Process: This offer of employment and continued employment is contingent upon you completing Vantiv’s employment screening process. The screening process includes, but is not limited to, the Vantiv application, a background investigation, a drug screen within 48 hours of receipt of this offer packet, and completion of an 1-9 form (Employment Eligibility Verification form) upon hire, along with any applicable supporting documentation. A list of acceptable documents can be found at http://uscis.gov/graphics/formsfee/forms/files-9.pdf. Vantiv reserves the right to run additional background and/or credit checks during your employment in accordance with applicable state and federal laws.

At-Will Statement: As with all positions at Vantiv, each of us is employed on an at-will basis and no part of this letter should be construed as a contract or guarantee of continued employment for any period of time. Vantiv and each employee may terminate employment at any time. No statement in this letter or otherwise should be considered a contract of employment unless it is made in writing and signed by the Chief Executive Officer of the Company.

Acceptance: By accepting this offer, you acknowledge and agree that you are not under any contractual restrictions that would impact your ability to perform the job for which you are being hired. You further acknowledge that no one at Vantiv has made any representations or assurances to this effect. You also acknowledge and understand that the use or disclosure of any confidential information or trade secret of any former employer is strictly prohibited.

Daniela, we are truly excited that you will be joining the Vantiv team. If you have any questions please do not hesitate to call me or Charles.

Sincerely,

/s/ PAULETTE SASSO
Paulette Sasso
Chief Human Capital Officer

/s/ DANIELA MIELKE	8/13/2013
Daniela Mielke	Date

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